

August 3, 2007

via U.S. mail

Mr. David F. Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road, 4th Floor
Fort Lauderdale, Florida 33312

> **Re: Gulfstream International Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 5, 2007**
> **File No. 333-144366**

Dear Mr. Hackett:

We have reviewed your filing and have the following comments. Please note that engineering comments, if any, will be issued under separate cover. Please respond to both comment letters together. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please provide us with any artwork prior to printing any red herrings. We may have comments.

2.   Please provide us with support for the following assertions:

- Page 2: That you "serve more destinations in the Bahamas than any other U.S. airline."
- Page 29: While your code share agreements provide for pro-rate revenue sharing, "most other regional airlines operate either primarily or exclusively under fixed fee agreements."

- Page 30: "A number of U.S. airlines accept Academy graduates with a lower total flight time than these airlines require of other newly hired pilots."

3.   We note from page one that you charter flights to Cuba, which is identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions. Please describe for us your operations in and contacts with Cuba. Your response should describe your current, past and anticipated operations in and contacts with Cuba, including through affiliates and other direct and indirect arrangements.

4.   Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Cuba's status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

5.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities, if any, associated with Cuba. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Vermont's Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist activities. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba.

6.	Your qualitative materiality analysis also should address whether the government of Cuba or entities controlled by it receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates.

Prospectus Summary, page 1

7.	Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

- Define technical terms throughout the prospectus the first time they are used, including the following in the summary: a principal code share and alliance agreement, Second-In-Command type rating, and Part 121 flight hours.

- Eliminate repetitive disclosure. The disclosure under "Our Competitive Strengths" and "Our Strategy" duplicates what appears on pages 47-49. This section should summarize rather than repeat disclosure that appears elsewhere. Revise accordingly.

- Please disclose your revenues and net income for the most recent stub and audited periods to provide a financial snapshot of your company.

- Balance the positive aspects of your business with a discussion of the more significant risks and limitations that could harm your business or inhibit your strategic plans, such as your substantial fixed obligations, dependency on code share relationships, the possibility of having to relocate your principal maintenance base, and the substantial seasonality of your business. In your revision, please be sure that the risks discussed are equivalent in scope and specificity to the strengths and business strategies included in this section. A mere cross-reference to the "Risk Factors" section will not be sufficient.

- In addition, describe the recent decline in revenue from the Academy and the circumstances surrounding your lawsuit, as outlined on page 33. Consider adding a risk factor about future enrollment in the Academy, if appropriate.

The Offering, page 4

8.	We note from your disclosure on page 5 that you will issue warrants to purchase 80,000 shares of common stock to designees of the underwriters in connection with this offering at an exercise price equal to 120% of the public offering price. For these and any other warrants or options issued subsequent to March 31, 2007, please tell us and revise MD&A to disclose the reason for the subsequent issuance of warrants and stock options. Also disclose in your MD&A how these warrants and / or stock options will impact your financial statements. You should disclose and quantify the significant terms of and the assumptions used in valuing these warrants and / or stock options subsequently awarded and the assumptions used in estimating the annual and aggregate share-based compensation expense after the date of your most current balance sheet presented. See paragraphs 179 and 182 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately- Held-Company Equity Securities Issued as Compensation" and paragraph A240 (a), (b), (e) and (k) of SFAS No. 123(R) for guidance.

Summary Financial Data, page 5

9.   We note from your disclosure on page 5, 6 and 7 that the consolidated data for the combined interim period ended March 31, 2006 and fiscal year ended December 31, 2006 have been derived from the financial statements of your predecessor and successor entities. Since the predecessor and successor financial data are presented on a difference cost basis, it is not appropriate to present combined financial data for the predecessor and successor entities. Please remove this combined financial statement data from your disclosure. MD&A, selected financial data on page 26 and any other section where combined financial statement data is presented, should also be revised by removing this information. Please note that your discussion and information presented in your MD&A Results of Operations and Liquidity sections should be revised so it is consistent with the presentation in your consolidated statements of operations and consolidated statement of cash flows listed on page F-1.

10.   We note that you present unaudited pro forma summary financial data for the three months ended March 31, 2006 and year ended December 31, 2006 to give effect to acquisition of Gulfstream and the Academy as if the acquisition had occurred as of January 1, 2006. Given that it appears you have presented such pro forma financial information in lieu of providing pro forma financial statements giving effect to the acquisition, we believe you should revise your heading from "Summary Financial Data" to "Summary Historical and Pro Forma Financial Data" to more accurately reflect the information that is being provided in the summary section of the prospectus.

Pro Forma information

11.   Reference is made to footnote 2 on page 6 and page 7. Please disclose the method and assumptions (i.e. cost basis, estimated useful-lives, period etc.) used in estimating the pro forma depreciation expense based on the purchase price allocated to property, plant and equipment. Also, please separately disclose the period ended March 31, 2006 and December 31, 2006 the pro forma effect associated with the amortization of the acquired intangibles disclosed on page F-20, supported with footnote disclosure which clearly explains the assumptions and method involved.

12.   Reference is made to footnote 3 on page 6 and 7. Please disclose the method and assumptions used in estimating pro forma interest expense on the debt used to fund the acquisition of Gulfstream and the Academy (i.e. basis, interest rate, period, etc.)and the pro forma amortization expense associated with the deferral financing charges (i.e. cost basis, amortization period, etc.). Also please provide for the period ended March 31, 2006 and December 31, 2006 the pro forma effect associated with the amortization of the warrant debt discount described on page F-25, supported with footnote disclosure, which clearly explain the assumptions and method involved.

13.   Reference is made to your pro forma earnings per share information on page 6 and 7. In this regard, please disclose in a footnote the assumptions used in estimation the number of shares used in the pro form earnings per share computations. Additionally, please provide the disclosure required by paragraph 40 of SFAS No. 128, as applicable.

14.   Since it appears that you will be using proceed received from the offering transaction to redeem $3.3 million 12% subordinated debentures, please revise your pro forma statement of operations for the interim period ended March 31, 2007 and the fiscal year ended December 31, 2006 to reflect the pro forma effects associated with the redemption of the $3.3 million 12% subordinated debentures. Also, please revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization and provide adequate footnote disclosure, which clearly explain the methods and assumptions involved along with disclosures as outlined in paragraph 40 and 41 of SFAS No. 128. Please note that in preparing pro forma earnings per share, you should give effect in the weighted average shares used to compute pro forma EPS of the number of shares to be issued in the offering at the expected offering price whose proceeds will be required to redeem the $3.3 million 12% subordinated debentures in accordance with SAB Topic 3:A. Additionally, please revise your introductory paragraphs on page 5 and 6 to briefly set forth a description of the above pro forma effects, as required by Rule 11-02 (b)(2) of Regulation S-X.

15.   Reference is made to footnote (1) on page 8. Please revise to include a table that provides, on a separate basis, each adjustment included in the March 31, 2007 "As Adjusted" column on page 8, supported with footnote disclosure, which clearly explain the assumptions and method involved. Pro Forma information shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results. All pro forma adjustments should be reference to notes which clearly explain the assumptions involved.

Risk Factors, page 9

General

16.   Please consider adding a risk factor regarding the fact that you utilize revenue sharing with your code share partners, rather than fixed fee arrangements, as described on page 46.

We will have substantial fixed obligations, page 11

17.   Disclose whether you currently have sufficient cash to continue operations for the next 12 months. Please disclose the same in Management's Discussion and Analysis of Financial Condition. Also discuss liquidity in MD&A on a long term basis. Long term is greater than one year.

Expansion of operations could result in operating losses, page 11

18.   Please tell us if you have any current plans to operate in areas away from your current Florida base.

Gulfstream is dependent on our code share relationships, page 12

19.   Indicate the percentage of your consolidated revenues accounted for by each codeshare agreements with Continental, United Airlines and Northwest Airlines, respectively, if known.

If Gulfstream is forced to relocate our Fort Lauderdale maintenance base, we may not be able to operate as successfully, page 15

20.   We note from your disclosure that you are currently in negotiations regarding an extension of the lease agreement associated with your maintenance hanger location and if you are forced to relocate it may be prohibitively expensive to relocate and / or construct a maintenance hangar. In this regard, please disclose in MD&A the most adverse consequence and effect on your future operations if the lease associated with your maintenance hanger is not renewed.

21.   Either confirm that the industry and market data you refer to is either available for free or at a nominal cost, quantifying such nominal cost. If not, name the source and, except for government sources, file a consent with the next amendment. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references throughout the prospectus to the third parties and attribute the information to the company, based on its own research.

Use of Proceeds, page 21

22.   Revise this section to quantify the uses of the funds being raised in this offering.
        In addition, please indicate the maturity of the debentures being redeemed. Refer
        to Item 504 of Regulation S-K.

Selected Financial Data, page 26

23.   Please revise your selected financial data to include footnote disclosure to
        describe how each of the following operating metrics is calculated or determined:
        •   Available seat miles;
        •   Revenue passenger miles;
        •   Passenger load factor; and
        •   Average yield per revenue passenger mile.

Selected Financial Data, page 27

24.   Please revise to disclose for all successor periods presented basic and diluted
        income (loss) from continuing operations per common share as required by
        Instruction 2 of Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

25.   Consider revising your overview to identify the material opportunities,
        challenges, and risks on which management is most focused, both on a short and
        long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for
        additional guidance.

26.   Wherever you attribute changes in significant items to more than one factor or
        element, please breakdown the impact of each such factor or element, if possible.
        For example, we note your disclosure on page 33 that industry conditions made
        pilot applicant recruiting more difficult. Provide further details regarding these
        industry conditions and breakdown and quantify the impact of each of these
        industry conditions on recruiting. In addition, we note your disclosure on page 35
        that the academy expenses increased due to increases in sales personnel,
        advertising, and travel expenses incurred to reinvigorate your business growth.
        Please quantify each such factor. Please refer to FRC Section 501.04 for further
        guidance.

27.   Please indicate the extent of the decline in enrollment at the Academy in 2006 and
        the first quarter of 2007. If the decline is continuing, please state this fact.

Debt and Other Contractual Obligations, page 42

28.   Quantify and describe all applicable financial covenants in your debt agreements, and disclose whether you are in compliance with all covenants as of the latest practicable date.

29.   Please expand to discuss how you plan to access additional sources of equity and debt financing considering that your line of credit from Wachovia expires July 31, 2007.

Commitments and Contractual Obligations, page 43

30.   Please confirm to us that you have no obligations relating to executive compensation, or amend your chart to include them.

31.   Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.

Stock-based Compensation, page 44

32.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the stock options and warrant issued between the period from January 1, 2006 through the date of your response. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

33.   Tell us whether, at the date of grant, you obtained a contemporaneous or retrospective valuation of your underlying common stock and whether it was performed by an unrelated valuation specialist as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid"). In addition, please revise to disclose the following information related to issuances of equity instruments:

   •   Discuss the significant factors considered, assumptions, and methodologies used in determining the fair value of the underlying common stock at each date on which equity instruments were granted. These additional disclosures should include quantitative information regarding your assumptions and the weighting of the valuation methods. You should also address why you believe that the methods and assumptions used were appropriate under the circumstances. In addition, discuss the consideration given to any alternative factors, methodologies and assumptions; and

   •   Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined on each underlying common stock, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your ordinary shares up to the filing of the registration statement.

Code Share Agreements, page 51

34.   Revise to clearly distinguish your disclosure describing the terms of your code share agreement with Continental Airlines from those of your alliance agreement with Continental Airlines.

35.   It appears your alliance agreement with Continental Airlines will continue through at least May 3, 2012, unless earlier terminated for cause, which includes your failure to maintain specified levels of operational reliability. Disclose those specified levels.

Legal Proceedings, page 58

36.   Regarding the lawsuit related to the Academy, please include the name of the case and the court in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings, and the relief sought. Refer to Item 103 of Regulation S-K.

Compensation Discussion and Analysis, page 61

37.   We note that prior to consummating the offering, your board of directors intends to form a compensation committee that will be responsible for establishing and overseeing your compensation programs for your named executive officers. When known, specify the role of the compensation committee with respect to the approval of the actual compensation rewarded to the named executive officers, such as whether the committee has the authority to make all final decisions with regard to actual compensation awarded in a given fiscal year. In this regard, we note your disclosure that "compensation decisions are made by the board of directors, with significant input from Mr. Hackett for compensation of his direct reports, including Mr. Thomas P. Cooper, Mr. Stagias and Mr. Thomas L. Cooper." If these other people will continue to have a role in the decision-making process, be sure to clarify the respective roles of each in making the final determinations with respect to the compensation actually awarded to each named executive officer during the fiscal year. See Item 407(e)(3)(i)(A) of Regulation S-K.

38.   We note your disclosure that "periodic stock option grants are made at the discretion of the board of directors to eligible employees and, in appropriate circumstances, the board of directors considers the recommendations of members of management such as Mr. Hackett, our Chief Executive Officer." Please elaborate on the role of the CEO in crafting and recommending the actual compensation packages for each named executive officer, other than himself. For example, include a more detailed description of the specific performance or other factors the chief executive officer considers in making his recommendation(s). In addition, you should discuss the extent to which actual compensation decisions have differed from the recommendations put forth by the CEO. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

39.   We note your statement that you "do not benchmark our compensation against that of others in our industry," yet you then state that your "executive base salaries should be competitive with salaries for executives in similar positions with similar responsibilities at comparable companies." Please revise this apparent discrepancy. Also, disclose the companies that you have identified as being comparable to you in size and operations and whose compensation was used as comparisons in making the compensation determinations. See Item 402(b)(2)(xiv) of Regulation S-K. Clarify whether these comparisons were used only for base salary or for other elements of compensation.

        Further, in this regard, discuss the weight that the committee gives to this type of information in determining the executive officers' compensation packages. Also, discuss whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group. If you do not have specific guidelines on use of this data, please disclose this.

40.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparity in the salaries, bonus amounts, and potential payments among the named executive officers, such as between Messrs. Hackett and Cooper. Your CD&A should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. Simply stating that the "terms of these employment agreements are individually developed based on relevant considerations at the time they were entered into" is not sufficient in that regard.

41.   Although you have identified the categories of performance metrics considered, you have not disclosed the actual quantitative targets established within each category. As such, the level of achievement relative to the targeted goal is not

discernible. Please revise to identify all qualitative and quantitative targets established for fiscal 2006. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide to us a detailed explanation for such conclusion and provide a more specific discussion and analysis of how difficult it would be for you to achieve the undisclosed goals. General statements regarding the level of difficulty or ease associated with achieving corporate goals are not sufficient. In discussing how difficult it will be for the company to achieve the target goals, you should provide as much detail as necessary without providing information that would result in competitive harm.

Elements of Compensation, page 62

42.   In addition to providing the dollar amount of bonuses actually received by certain named executive officers during fiscal 2006, revise to also specify the percentages of the target bonus awarded.

43.   Revise to provide further specificity, as required by Item 402(b)(1)(v) of the specific factors considered by the committee in its determination of the actual amounts of long-term awards awarded to each named executive officer in 2006. For example, identify the factors considered when determining award size and how a particular officer's total compensation already earned factored into the amount of the award provided. To the extent any of the factors considered relate to the achievement of targets and goals, we refer you to our prior comment regarding the need to identify all quantitative and qualitative goals.

Grants of Plan-Based Awards, page 68

44.   Clarify whether restricted stock awards are dividend eligible. See Item 402(e) of Regulation S-K.

Outstanding Equity Awards At Fiscal Year-End, page 70

45.   We note from your disclosure that a 2-for-1 stock split was effected in May 2007. Please disclose in your notes to the financial statements that your financial statements retroactively reflect the 2-for-1 stock spilt effected in May 2007. See paragraph 54 of SFAS No. 128 for guidance.

Potential Payments Upon Termination or Change of Control, page 70

46.   Please revise to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change of control

arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Party Transactions, page 78

47.   Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See 404(b) of Regulation S-K.

Lastly, disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

48.   Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm's length negotiations with unaffiliated third parties.

Management Services Agreement, page 80

49.   We note that on March 14, 2006, you entered into a management services agreement with the Weatherly Group to provide advisory and management services for an annual management fee of $200,000. Since its appears to be directly attributable to the acquisition, factually supportable, and will have continuing impact to your results of operations, we believe you should revise your pro forma income statements for the three-months ended March 31, 2006 and year ended December 31, 2006 on page 5 and 7, respectively, to reflect the expense associated with the management agreement with Weatherly Group.

Where You Can Find More Information, page 92

50.   Revise to provide the SEC's current address.

Financial Statements

Consolidated Statements of Stockholders' Equity for the three months ended March 31, 2006 and 2007, page F-4

51.   We note from your disclosures elsewhere in the document that you issued 1,640,000 shares during March 2006 and further, 39,460 shares of common stock were issued to nine executives in September and October 2006. However, it appears the shares issued in September and October 2006 have been included in the number of common stock shares issued to private investors on the face of your statements of stockholders' equity for the three months ended March 31, 2006. Please revise to correct this discrepancy.

Consolidated Statements of Cash Flows for the three months ended March, 2006 and 2007, page F-5

52.   Reference is made to the line item caption "proceeds from issuance of common stock" under financing activities totaling $7,366,878 for the three months ended March 31, 2006. It is unclear to us why this amount differs from the amount reported as "issuance of common stock to private investors" of $7,444,392 within your statements of stockholders' equity for the three months ended March 31, 2006.

53.   Reference is made to adjustments to reconcile net income to net cash provided by (used in) operating activities. For the three months ended March 31, 2006, we note you reported an adjustment for stock-based compensation of $77,514; however, based your disclosures in the filing and specifically, page II-2, it does not appear options to purchase shares of your common stock were issued prior to the May 2006 issuance to your Chief Executive Officer. Please explain to us the reason(s) for the discrepancy and reconcile the amounts for us. Revise your filing accordingly.

Report of Independent Registered Public Accounting Firm, page F-8

54.   We note from paragraphs one and three, that you make no mention of the Predecessor Company's balance sheet as of the fiscal year ended December 31, 2005. In this regard, please have your auditors perform the appropriate procedures to include the Predecessor Company's balance sheet as of December 31, 2005 as part of the scope covered by the auditors' opinion on page F-8.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-15

55.   We note from your disclosure that at December 31, 2005 and December 31, 2006,

that the amounts in excess of FDIC limits totaled approximately $4.8 million and $3.4 million, respectively. Please reconcile the above amounts to the cash and cash equivalents balance of $3,585,995 and $3,143,015 as of December 31, 2005 and 2006, respectively in your balance sheet. We may have further comment after receipt of your response.

Revenue Recognition, page F-16

56.   Reference is made to your "other revenue" recognition policy. Please tell us and revise your disclosure to describe the types of other revenue. Also we note from your disclosure in Note 17 and 18 that you provide charter services. In this regard, please describe the types of charter services you provide and a detail description of your revenue recognition policy for charter services.

57.   Please revise your disclosure to include your policy on adjustments that relate to differences between your statistical estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Frequent Flyer Awards, page F-16

58.   We note from your disclosure that GIA receives revenue for travel awards redeemed on GIA's flight segments. Please explain how your revenue is determined for travel awards redeemed by passengers and tell us the meaning of your statement "GIA receives revenue for travel awards redeemed…" As part of your response, tell us from whom you receive the revenue related to these redeemed travel awards and how the related sales price is determined.

Earning per Share, page F-17

59.   We note from your dividend policy on page 22 and the disclosures on page 81 that the warrant issued to Continental to purchase Gulfstream International Airlines (GIA) common stock participates in cash dividends declared by GIA. We also note that GIA is a subsidiary of the Company. Based on the above, please tell us and disclose in detail how you applied the guidance in paragraph 60, 61 and 62 of SFAS No. 128 in computing basic and diluted earnings per share. Also please separately disclose the dilutive effects to the weighted average share outstanding from (1) warrants issued with your subordinated debentures and (2) stock options outstanding. Please apply this comment to your interim periods and fiscal years financial statements listed on page F-1.

Recently Issued Accounting Standards, page F-18

60.   We note from your disclosures on page F-19 that management is currently
        evaluating the impact SAB 108 may have on your financial statements. Please
        note that in accordance with footnote 6 of SAB 108, if your prior year(s) financial
        statements are materially misstated based on consideration of the guidance in this
        Staff Accounting Bulletin, the prior year financial statements should be restated in
        accordance with paragraph 25 of Statement 154. Please advise us of the current
        status and results, if any, of your evaluation.

Note 2. Acquisition, page F-20

61.   We note from your disclosure on page F-20 that goodwill associated with the
        acquisition of G-Air and GTA comprises a significant portion of the total
        purchase price allocation. Considering the overall significance of goodwill
        recognized in your financial statements, please disclose and explain in detail the
        factors that contributed to a purchase price that significantly exceeded the fair
        value of the assets and liabilities acquired in this acquisition, which resulted in
        significant amounts of goodwill. Refer to paragraph 35 through 46, 51(b) and
        appendix A of SFAS No. 141 for guidance. We may have additional comments
        after receipt of your response.

62.   Please tell us and explain in Note 2 how you calculated or determined the fair
        value of the Affiliation Agreement, Operating Certificate and Tradename acquired
        in the G-Air and GTA acquisition.

63.   We note from your disclosure in Note 6 that you consider the GIA FAR 121
        Operating Certificate of $2,383,162 and the Gulfstream Training Academy
        Tradename of $680,000 indefinite life assets. In this regard, please explain in
        detail why the above mention intangible assets have no legal, regulatory,
        contractual, competitive, economic, or other facts that limit its useful life. Also,
        tell us your basis for concluding that the GIA FAR 121 Operating Certificate and
        the Gulfstream Training Academy Tradename have indefinite useful lives and
        how you considered paragraph 11 and appendix A of SFAS No. 142 in your
        conclusion.

Note 9. Engine Return Liability, page F-24

64.   We note from your disclosure that you have hired a new engine maintenance
        vendor to perform engine overhaul services at a pace that will allow the remaining
        fourteen mid-life engines to be returned to the aircraft vendor in accordance with
        contractual specifications. In this regard, if there are consequences placed on the
        company for not returning the fourteen mid-life engines at a pace stipulated by
        your contractual obligations, please assess and disclose in MD&A (if applicable)
        the impact this will have on your financial condition and results of operations.

See SEC Financial Reporting Codification Section 501.02 for additional guidance.

Note 12. Capital Transactions

Predecessor, page F-27

65.   We note from your disclosure that the subsidiary warrants held by Continental meet the requirements of EITF 00-19 to be accounted for as equity and the fair value of the warrants at the date of issue is included in additional paid-in- capital in the accompanying consolidated balance sheet.   In this regard, please tell us the most current date that these warrants were evaluated under EITF 00-19 and explain in detail the facts and circumstance that support your conclusion of equity treatment under EITF 00-19 and SFAS No. 133. Also disclose the fair value amount included in additional paid-in capital in the accompanying statement of stockholders' equity for each period presented and disclose the terms, method and assumption used to determine the fair value of these warrants.

Successor, page F-27

66.   We note from your disclosure that at December 31, 2005, stock subscription receivable amounted to $70,000. In this regard, we note that you classify this amount as a current asset in the Successor's 2005 balance sheet. Please reclassify stock subscription receivable of $70,000 from current asset to equity in accordance with Rule 5-02.30 of Regulation S-X and SEC Staff Accounting Bulletin No.40, Topic 4E. Additionally, the 2006 cash flows from this $70,000 subscription receivable should be reclassified from cash flows from operating activities to financing activities in your interim period and fiscal year ended 2006 cash flows statements. Please revise accordingly.

67.   Revise your footnote to disclose the issuance of common stock of 39,460 shares to nine of your executives during September and October 2006 at a purchase price of $5 per share. Your revised disclosure should include the fair value of common stock and how fair value was determined or calculated at the time of the sale.

Note 13. Stock Options, page F-28

68.   Reference is made to the 104,324 stock options granted in 2006 with an exercise price of $5.00. In this regard, please disclose the grant date of the 104,324 stock options and the common stock fair value used in your Black-Scholes option pricing model. Also disclose and quantify the significant assumptions and methods used in valuing your common stock at each grant date. Additionally, as applicable, please provide the disclosures outlined in paragraphs 179 and 182 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately- Held- Company Equity Securities Issued as Compensation." Please provide similar disclosure for the 106,000 stock options issued during the three month ended

March 31, 2007, disclosed on page F-7, and disclose the terms associated with the 106,000 stock options.

69.   Reference is made to the table summarizing information regarding non-vested stock options for fiscal 2006 at the top of page F-29. Please note that the disclosure required by paragraph A240(b)(2) of Appendix A of SFAS No. 123R is required for equity instruments other than stock options (e.g. shares of nonvested stock); however, you are still required under paragraph A240(c)(1) of Appendix A of SFAS No. 123R to disclose the weighted-average grant-date fair value of equity options or other equity instruments granted for each year an income statements is provided. Please revise your footnote accordingly.

70.   Please supplementally provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The amount and timing of expense recognition; and
- Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

71.   Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

72.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

73.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Note 17. Related-Party Transactions, page F-32

74.   We note from your disclosure on page F-33 that pursuant to the services agreement with GAC, you recognize as charter revenue cash flow provided to you from GAC, net of expenses. Please explain to us why charter revenue is recognized as cash flow is provided, rather than as earned and why charter revenue is reported net rather than gross of expenses, supported with the guidance outlined in SAB 104 and EITF 99-19. As part of your response, please explain why management believes the classification of such expenses is more appropriate as an offset to revenue, rather than reflecting these expenses as operating expenses and why your income statement margin analysis and ratios in the MD&A section represent a more meaningful and appropriate presentation than an analysis that includes gross charter revenues. Additionally, please tell us if you bear any risk for collection of such expense from GAC.

        Furthermore, we note that the accounts receivable amount of $606,438 is due from GAC as of December 31, 2006. In this regard, please separately classify such amount on the face of your consolidated balance sheet as accounts receivable due from related party in accordance with Rule 5-02.3(a) and Rule 4-08 (k) of Regulation S-X.

Other

75.   In the event of a delay in the effectiveness of your Form S-1 registration statement, please update the financial statements pursuant to Rule 3-12 of Regulation S-X.

76.   Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form S-1 registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Jaramillo at (202) 551-3212 or, in his absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-4817 with any other questions. Direct all correspondence to the following ZIP code: 20549-3561.

Sincerely,

Joshua Ravitz
Attorney-Advisor

cc: J. Jaramillo
        J. Wynn
        J. Yu

        via facsimile
        Donald E. Figliulo, Esq. and C. Brendan Johnson, Esq.
        Bryan Cave LLP
        (312) 602-5050